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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR. 0 2 2015
Washington DC
404

SEC FILE NUMBER
8- 53073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burt Martin Arnold Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2321 Rosecrans Avenue, Suite 3285
(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Burt M. Arnold, President 310-544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Burt M. Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burt Martin Arnold Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LORI VOLHEIM
Commission # 2058273
Notary Public - California
Los Angeles County
My Comm. Expires Feb 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURT MARTIN ARNOLD SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2014

Burt Martin Arnold Securities, Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Burt Martin Arnold Securities, Inc.

We have audited the accompanying statement of financial condition of Burt Martin Arnold Securities, Inc. as of December 31, 2014, and the related statements of operations, stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of Burt Martin Arnold Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burt Martin Arnold Securities, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of Burt Martin Arnold Securities, Inc.'s financial statements. The Supplemental Schedules are the responsibility of Burt Martin Arnold Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules we evaluated whether the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

StarkSchenkein, LLP
Denver, Colorado
February 27, 2015

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

Burt Martin Arnold Securities, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS

ASSETS		
Cash	$	11,186
Receivables from broker-dealers and clearing organizations		2,694,323
Other securities		1,066,208
Convertible notes receivable, net		5,835
Prepaid expenses and other assets		90,137
Receivables from employees		150,050
Deferred tax asset		229,390
Due from stockholder		201,347
Property and equipment, net		210,674
TOTAL ASSETS	$	4,659,150

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	368,635
Trading deposit due from related party		7,398
Securities sold, not yet purchased		776,122
Subordinated loan from related party		100,000
Subordinated loan		1,000,000
Payables to broker-dealers and clearing organizations		1,471,427
Income taxes payable		56,945
Note payable		234,330
Deferred tax liabilty		66,710
TOTAL LIABILITIES		4,081,567
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		406,300
Retained earnings		170,283
		577,583
	$	4,659,150

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2014

REVENUES	
Other trading revenues	$ 4,345,380
Commissions and floor brokerage	3,116,244
Management fee and advisory revenues	38,711
Interest	2
Total revenues	7,500,337
EXPENSES	
Employee compensation	4,473,486
Clearing fees and costs	873,065
Office expenses	2,033,602
Professional fees	373,850
Travel and entertainment	77,048
Total expenses	7,831,051
NET LOSS BEFORE BENEFIT FOR INCOME TAXES	(330,714)
Income tax benefit	103,079
NET LOSS	$ (227,635)

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2014

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 2013	100,000	$ 1,000	$ 406,300	$ 397,918	$ 805,218
Net (loss)	-	-	-	(227,635)	(227,635)
Balance, December 31, 2014	100,000	$ 1,000	$ 406,300	$ 170,283	$ 577,583

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2014

OPERATING ACTIVITIES	
Net (loss)	$ (227,635)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	17,213
Issuance of note payable for fines and penalties	240,000
Impairment of convertible note receivable	86,790
Changes in:	
Receivables from broker-dealers and clearing organizations	152,770
Other securities	(325,231)
Prepaid expenses and other assets	(51,305)
Receivables from employees	(106,922)
Deferred tax asset	(229,390)
Due from stockholder	(88,442)
Accounts payable and accrued expenses	(143,999)
Trading deposit due from related party	(105,438)
Securities sold, not yet purchased	(287,902)
Payables to broker-dealers and clearing organizations	622,048
Income taxes payable	42,073
Deferred tax liability	66,710
Net cash (used in) operating activities	(338,660)
INVESTING ACTIVITIES	
Purchases of property and equipment	(50,166)
Purchase of convertible note receivable	(92,625)
Net cash (used in) investing activities	(142,791)
FINANCING ACTIVITIES	
Payments on note payable	(5,670)
Net cash (used in) financing activities	(5,670)
NET DECREASE IN CASH	(487,121)
CASH AT BEGINNING OF YEAR	498,307
CASH AT END OF YEAR	$ 11,186
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 1,250
Income taxes	$ 9,924

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$ 1,100,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2014	$ 1,100,000

The accompanying notes are an intergral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Burt Martin Arnold Securities, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which was incorporated in the State of California on August 26, 1999, is based in El Segundo, California.

The Company's primary source of revenue is securities trading and market making. The Company also generates revenue by providing brokerage services to customers.

The Company is considered an introducing broker whereby customer orders are accepted by the Company but are cleared through one or more clearing organizations, which are unaffiliated with the Company. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (K)(2)(ii).

Revenue recognition

Brokerage commissions and market making, and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

Receivables and convertible note receivable

The allowance for losses on receivables reflects management's best estimate of probable losses determined principally on the basis of historical experience. For notes receivable, the allowance for losses is determined primarily on the basis of management's best estimate of probable losses, including specific allowances for known troubled accounts. All accounts or portions thereof deemed to be uncollectible or to require excessive collection cost are written off to the allowance for losses.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 to 15 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease. Total depreciation and amortization expense for the year ended December 31, 2014, was $17,213.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable, and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income.

Income taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2014. The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, receivables from broker-dealers and clearing organizations, other securities, receivables from employees, convertible note receivable, accounts payable and accrued expenses, securities sold, not yet purchased, and payables to broker-dealers and clearing organizations. Fair values are assumed to approximate carrying values for these items because they are short term in nature.

NOTE 2 – RECEIVABLES FROM AND PAYABLES BROKER-DEALERS AND CLEARING ORGANIZATIONS

During 2014, the Company had fully disclosed clearing agreements with three clearing organizations: Lek Securities Corporation ("Lek"), COR Clearing LLC ("COR"), and Industrial & Commercial Bank of China Financial Services ("ICBC"). Each agreement states that the agent clears securities transactions for the Company's customers and also performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agents based on the number and size of transactions. The Company generally pays all costs associated with transactions executed through the clearing agents plus a fee per transaction based on the amount of business transacted during the month. Each agreement requires that the Company maintain a cash deposit with the agent. At year end, the cash deposits totaled $414,413; $64,369 deposited with Lek, $100,000 deposited with COR and $250,044 deposited with ICBC. These deposits were included in receivables from broker-dealers and clearing organizations at December 31, 2014.

It is the Company's policy to continually review the performance of its clearing agents to ascertain their credit standing and financial viability. The Company may be exposed to risk if a clearing agent is unable to continue to perform under their agreement. Based upon future circumstances, the Company may add or delete one or more clearing organizations.

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivables	Payables
Receivable from clearing organizations	$ 462,417	$ -
Payable to clearing organizations	-	1,471,426
Fees and commissions receivable	2,231,906	-
	$ 2,694,323	$ 1,471,426

NOTE 3 – CONVERTIBLE NOTE RECEIVABLE

On June 30, 2014, the Company purchased a secured convertible promissory note from CorGreen Technologies with a principal amount of $92,625. Interest accrued on the note at a rate of 10% per annum and matured on December 27, 2014. The conversion price of the note is $1.00 per share. No payment was received from CorGreen Technologies as of the date of these financial statements.

The Company considers a note to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts in accordance with the contractual terms of the promissory note. The Company bases the measurement of convertible note receivable on the net fair value of the note's conversion. During 2014, the Company recognized an impairment expense of $86,790 resulting from nonpayment and fair value of the note's conversion.

NOTE 4 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014:

NOTE 4 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (continued)

		December 31, 2014 Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other securities	$ 1,066,208	$ 1,008,110	$ -	$ 58,098
Convertible note receivable	$ 5,835	$ -	$ -	$ 5,835
Liabilities				
Securities sold, not yet purchased	$ (776,122)	$ (776,122)	$ -	$ -

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2014.

	Securities	Convertible Note Receivable
Beginning balance	$ -	$ -
Additions	58,098	92,625
Reductions	-	(86,790)
Ending balance	$ 58,098	$ 5,835
The amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains or losses relating to assets and liabilities still held at reporting date	$ -	$ (86,790)

For Level 3 investments the Company used the price conveyed in recent transactions of the identical assets to determine fair value.

NOTE 5 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2014:

Leasehold improvements	$	86,940
Computer equipment		82,341
Furniture and fixtures		138,645
Office equipment		58,571
		366,497
Less accumulated depreciation		(155,822)
Net property and equipment	$	210,675

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $553,130, which was $218,630 in excess of its required net capital of $334,500. The Company's ratio of aggregate indebtedness to the net capital was 387%.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. The future anticipated minimum lease payments due are as follows:

2015	$	123,504
2016		127,212
2017		131,028
2018		134,952
2019 and beyond		23,168
	$	539,864

Total rent expense for the year ended December 31, 2014, was $118,954.

Litigation and Regulatory Compliance

The Company is subject to both regulatory and legal claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of any other such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

NOTE 8 – NOTE PAYABLE

On December 5, 2014, the Company entered into an unsecured promissory note with a regulatory agency for $240,000 at a fixed interest rate of 6.25% per annum with monthly installments of $5,670 commencing on December 26, 2014.

Future maturities of long-term debt are as follows at December 31, 2014:

2015	$	68,040
2016		68,040
2017		68,040
2018		30,210
	$	234,330

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after the trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

NOTE 9 – INCOME TAXES

The Company files income tax returns in the U.S. Federal jurisdiction and certain states. With a few exceptions, the Company is no longer subject to Federal, state and local income tax examinations by tax authorities for years before 2010.

Included in the tax effect is a Federal tax rate of 34% and State tax rate of 8.84%. As of December 31, 2014, the Company's current estimated income tax payable is $56,945.

NOTE 9 – INCOME TAXES (continued)

The benefit for income taxes includes these components:

Current expense	$	58,464
Deferred income (benefit)		(161,543)
Income tax expense (benefit)	$	(103,079)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (34%)	$	(113,346)
Increase (decrease) resulting from		
Nondeductible expenses		38,029
State income taxes		272
Changes in the deferred tax asset valuation allowance		(15,464)
Other		(12,570)
Actual tax expense (benefit)	$	(103,079)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

Deferred tax assets		
Net operating loss carryforwards	$	19,815
Unrealized gains on available-for-sale securities		209,575
		229,390
Deferred tax liabilities		
Depreciation		(66,710)
Net deferred tax asset (liability) before valuation allowance		162,680
Valuation allowance		
Beginning balance		15,464
Decrease during the period		(15,464)
Ending balance		-
Net deferred tax asset	$	162,680

The Company also has unused state operating loss carryforwards of approximately $224,000, which begin to expire in 2031. The state operating loss carryforwards result in a deferred tax asset that has been fully reserved due to uncertainty of their realization in future years.

NOTE 10 – SUBORDINATED LOANS

The Company has a subordinated loan with a former employee. In October 2013, the creditor loaned the Company $1,000,000 in the form of an unsecured promissory note that is due on or before October 31, 2015. The loan bears interest at a rate of 0.011% per annum and the outstanding balance as of December 31, 2014 totaled $1,000,000. The former employee owes the Company $3,055 for expenses.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company occasionally has made advances to employees. Receivables from employees totaled $150,050 as of December 31, 2014. Additionally, the Company has advanced money to a stockholder. The Company has a due from stockholder totaling $201,347 as of December 31, 2014.

The Company has a subordinated loan with a stockholder. In 2009, the stockholder loaned the Company $100,000 in the form of an unsecured promissory note that is due on or before June 30, 2015. The loan is non-interest bearing and the outstanding balance as of December 31, 2014 totaled $100,000.

NOTE 12 – SUBSEQUENT EVENTS

Management of the Company has evaluated all subsequent transactions through February 27, 2015 and has determined that there are no subsequent events that require disclosure.

Burt Martin Arnold Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2014

Stockholder's equity per Statement of Financial Condition		$ 577,583
Add:	Subordinated debt	1,100,000
	Deferred tax liability	66,710
Less:	Total nonallowable assets	(945,530)
	Haircuts on marketable securities	(245,633)
Net Capital		$ 553,130
Aggregate indebtedness - items included in financial statements		$ 2,138,733
Basic net capital requirement		$ 334,500
Excess net capital		$ 218,630
Ratio aggregate indebtedness to net capital		387%

Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2014:	$ 610,075
Audit adjustments:	
Income taxes payable recorded	(56,945)
Net capital as of December 31, 2014	$ 553,130

Burt Martin Arnold Securities, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2014

Burt Martin Arnold Securities, Inc. operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm on Exemption Provisions Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Burt Martin Arnold Securities, Inc.

We have reviewed management's statements, included in the accompanying Burt Martin Arnold Securities, Inc.'s Exemption Report, in which (1) Burt Martin Arnold Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Burt Martin Arnold Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) Burt Martin Arnold Securities, Inc. stated that Burt Martin Arnold Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Burt Martin Arnold Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burt Martin Arnold Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

StarkSchenkein, LLP

StarkSchenkein, LLP
February 27, 2015

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

BMA Securities Exemption Report

BMA Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. s 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. s 240-17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

For the 2014 fiscal year the Company claimed an exemption from 17 C.F.R. s 240.17a-5 under the provisions in paragraph (K) of SEC Rule 153-3 that regulates the manner in which broker-dealers handle customers' fully paid securities and securities values in excess of margin requirements. Fully paid securities must be segregated by broker-dealers.

Pursuant to SEC Rule 15c3-3K(2)(ii) the Company clears all transactions with and for customers on a fully disclosed basis with a clearing BD and promptly transmits all customer funds and securities to the clearing BD which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 as are customarily made by a clearing BD.

The Company maintains a Checks Received and Forwarded Blotter and a Securities Received and Forwarded Blotter. The Company met the identified exemption provisions throughout the most recent fiscal year (2014) without exception.

The Company's Written Supervisory Procedures Manual provides procedures to support compliance with the exemption provisions of SEC Rule 15c3-3.

BMA Securities

I, Dudley Muth, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By ______________________

FINOP

January 12, 2015

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Accountants' Report on SIPC Annual Assessment Required under SEC Rule 17a-5(e)(4)

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Burt Martin Arnold Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Burt Martin Arnold Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burt Martin Arnold Securities, Inc.'s management is responsible for the Burt Martin Arnold Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP
Denver, Colorado
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*********1225*******************ALL FOR AADC 900
053073 FINRA DEC
BURT MARTIN ARNOLD SECURITIES INC
D/B/A BMA SECURITIES
2321 ROSECRANS AVE STE 3285
EL SEGUNDO CA 90245-7901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DUDLEY MUTH 310 535 4545

2. A. General Assessment (item 2e from page 2) $ 15,572

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,153)
7/28/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,419

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,419

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,419

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BMA SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 26TH day of FEBRUARY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,500,336
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	< 107,082>
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<1,078,423>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	< 85,943>
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	<1,271,448>
2d. SIPC Net Operating Revenues	$ 6,228,888
2e. General Assessment @ .0025	$ 15,572

(to page 1, line 2.A.)